The Board of Directors
TCI Music, Inc.


We consent to incorporation by reference in the registration statement
(No 333-44245) on Form S-8 of TCI Music, Inc. of our report dated February 20, 1998, relating to the consolidated balance sheets of TCI Music, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the six month period ended December 31, 1997, and relating to the consolidated balance sheets of DMX Inc. and subsidiaries (Predecessor) as of June 30, 1997 and the related consolidated statement of operations, stockholders' equity (deficit) and cash flows for the nine months ended June 30, 1997 and the years ended September 30, 1996 and 1995, which report appears in the December 31, 1997 annual report of Form 10-K of TCI Music, Inc.



                                   KPMG Peat Marwick LLP



Los Angeles, California
March 30, 1998